

January 31, 2012

<u>Via Facsimile</u>
Joseph T. Dunsmore
President and Chief Executive Officer
Digi International Inc.
11001 Bren Road East
Minnetonka, MN 55343

    Re: **Digi International Inc.**
               Form 10-K for the Fiscal Year Ended September 30, 2011
               Filed November 29, 2011
               File No. 001-34033

Dear Mr. Dunsmore:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2011

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations

Gross Profit, page 35

1.   We note from your consolidated statement of cash flows for the year ended September 30, 2011 that you recorded a $2 million expense due to inventory obsolescence. Given that this expense was significant and was more than double the inventory obsolescence expense recorded in prior years, please tell us how you considered discussing the reasons for the increase and its impact on your results of operations. Further, tell us how you

considered disclosing whether this is a trend that is reasonably likely to have a material impact on future results. See Section III.B.3 of Release No. 33-8350 for additional guidance.

Liquidity and Capital Resources, page 39

2.   We note your disclosure on page 69 that as of September 30, 2011, total accumulated undistributed foreign earnings that are considered to be indefinitely invested outside the U.S. were approximately $12 million. Please tell us the amount of cash and cash equivalents that are currently held outside of the U.S. Additionally, tell us how you considered disclosing this amount and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Item 8 – Financial Statements and Supplementary Data

Note 10 – Income Taxes, page 66

3.   We note your disclosure on page 69 indicating that you have approximately $12 million in undistributed foreign earnings. Please tell us how you considered disclosing the amount of the unrecognized deferred tax liability on the permanently reinvested earnings if determination of that liability is practicable or a statement that determination is not practicable. Refer to ASC 740-30-50-2c.

Note 16 – Contingencies

Patent Infringement Lawsuits, page 74

4.   The disclosure on page 74 indicates that you reached a settlement agreement with MOSAID Technologies Incorporated (MOSAID). We note that your settlement involves a royalty-bearing license agreement for future sales. Please tell us whether there are any other monetary components to the settlement agreement. Additionally, please reconcile the disclosure on page 74 which indicates that you do not expect this license agreement to have a material impact on your financial statements with the disclosure on page 41 which states that you are unable to reliably estimate the amount of cash payments that you will make under this agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Joseph T. Dunsmore
Digi International Inc.
January 31, 2012
Page 3

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief